
November 18, 2025

Scott Swann
Chief Executive Officer
Rank One Computing Corp dba ROC
1290 Broadway, Suite 1200
Denver, CO 80203

Re: Rank One Computing Corp dba ROC
Amendments No. 2 and 3 to Draft Registration Statement on Form S-1
Submitted September 26, 2025 and November 7, 2025, respectively
CIK No. 0002077709

Dear Scott Swann:

We have reviewed your amended registration statements and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 9, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Results of Operations, page 50

1. We note your revisions in response to prior comment 12. Please tell us how you calculated CAGR for the two-year period ended on December 31, 2024.

2. We note your revised disclosures in response to prior comment 11. In an effort to add additional context to the impact of the federal government's budgetary process on your operations, please further revise to disclose the amount of revenue from R&D service contracts with the U.S. government and quasi-governmental entities for each period presented.

Liquidity and Capital Resources, page 53

3.   We note your revised disclosures in amendment No. 3 submitted on November 7, 2025. Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Income Taxes, page F-9

4.   We note from your revised disclosure in response to prior comment 19 that the $4,404,912 of undistributed earnings at January 1, 2024 is included as part of retained earnings in your consolidated financial statements. Please tell us how you considered the guidance in SAB Topic 4.B to reflect the the undistributed earnings in additional paid-in-capital upon termination of your S-Corporation status. In addition, move the pro forma financial information on page F-10 to the forepart of the filing, or explain why you believe presentation in the financial statements is appropriate. Refer to Rule 11-02(a)(12)(i).

Note 6. Leases, page F-13

5.   Please revise to also provide the information presented in the tables on page F-14 for the year ended December 31, 2023. Refer to ASC 842-20-50-4.

Revenue Recognition, page F-28

6.   Your revised disclosure in response to prior comment 4 states that customer contracts for post-contract support services (PCS) are either time-based or perpetual. However, on page F-10 you state that PCS for perpetual licenses are included for the initial 12-month period following license delivery, and customers can subsequently purchase extended PCS services annually. Please revise your disclosures on page 4 to clarify, if true, that your license arrangements, which include PCS, are either time-based or perpetual. In addition, your discussion regarding standalone selling price (SSP) refers to arrangements with licenses and PCS when it appears you have other arrangements that include multiple performance obligations (i.e., U.S, Government contracts with hardware, software and professional services and bundled security solutions with software, hardware, installation services and PCS). Please revise to ensure your discussion of SSP encompasses all arrangements with multiple performance obligations.

Note 11 - Segment Information, page F-38

7.   Please address the following as it relates to your revised disclosures in response to prior comment 23:
   • Explain what is meant by your disclosures where you state "the measure used by our CODM to assess performance and make operating decisions is cash from revenues and expenses" and revise to clearly disclose the segment measure of profit or loss used by the CODM in assessing performance and allocating resources. Refer to ASC 280-10-50-22.
   • You state other expense are also reported to the CODM in connection with

evaluating segment profit or loss. Revise to disclose the amount of any other segment items and include a qualitative description of the composition of other segment items. Refer to ASC 280-10-50-26B.

<u>Amendment No. 3 to Draft Registration Statement on Form S-1</u>

<u>Certain Relationships and Related Party Transactions, page 86</u>

8.   We note your response to prior comment 17 that you have entered into a stockholders agreement. Please revise to include a materially complete description of the stockholders agreement. We also note that you deleted references to being a controlled company. Please explain.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Soyoung Lee